United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

March 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Board of Directors discloses list of nominees

Rio de Janeiro, March 8, 2023 – Vale S.A (“Vale” or “Company”) informs that, on the present date, the Company’s Board of Directors (‘Board’ or “Body”) evaluated and approved the list of candidates nominated by the Nominating and Governance Committee (“Committee”) for the election of the body, scheduled for the next Annual General Meeting, to be held on April 28, 2023.

The Nomination and Governance Committee was installed to advise, as of June 2022, the process of election of the collegiate body, under the terms of Vale's Bylaws. In this sense, the Committee identified, selected and recommended candidates for Board members who, endorsed today by the Board, are listed below.

▪	Daniel André Stieler;
▪	Douglas James Upton;
▪	Fernando Jorge Buso Gomes;
▪	João Luiz Fukunaga;
▪	José Luciano Duarte Penido;
▪	Luis Henrique Cals de Beauclair Guimarães;
▪	Manuel Lino Silva de Sousa Oliveira (Ollie);
▪	Marcelo Gasparino da Silva;
▪	Paulo Hartung;
▪	Rachel de Oliveira Maia;
▪	Shunji Komai;
▪	Vera Marie Inkster.

The work of the Nomination and Governance Committee reflects the progress of Vale's governance model, with a corporate structure based on dispersed capital, meeting the provisions of the Novo Mercado B3 and investor demands, in line with the best international practices.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Luciana Oliveti: luciana.oliveti@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may contains “forward-looking statements” within the meaning of the federal securities laws. Words such as “will,” “intend,” “expect” and similar expressions identify these forward-looking statements, which include but are not limited to statements related to the UK Claims, any related damage amounts and the response of the Company to (and impact on the Company from) the UK Claims, as well as any other statements regarding future expectations, beliefs, plans, objectives, future events or performance of the Company. We caution you that these statements are not guarantees of future performance or results and are subject to numerous evolving risks and uncertainties that we may not be able to accurately predict or assess, including risks related to the UK Claims and any related damages, as well as other factors identified in this cautionary note and in the risk factors of the Company’s Annual Report and any updates thereto in subsequent filings of the Company with the SEC. We caution you not to place undue reliance on our forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to update this information. Any defined terms used herein have the same meanings as such terms disclosed in the Company’s Annual Report.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: March 9, 2023		Head of Investor Relations